Exhibit (h)(7)

AGENCY AGREEMENT

THIS AGREEMENT made as of this 25th day of August, 2014 by and between THE VANGUARD GROUP, INC. (“Vanguard”), a Pennsylvania corporation, and GMO Series Trust, a Massachusetts business trust (the “Fund”).

W I T N E S S E T H :

WHEREAS, Vanguard provides participant accounting, record-keeping and administrative services for certain employee benefit plans (referred to herein individually as the “Plan” or collectively as the “Plans”);

WHEREAS, the Fund, an open-end investment company registered under the Investment Company Act of 1940, as amended (the “Act”), and each portfolio of the Fund (referred to individually herein as the “Portfolio”), each a series of the Fund, authorize investment by the Plan;

WHEREAS, the Fund desires that Vanguard serve as limited agent of the Fund, for the purposes set forth herein;

WHEREAS, it is intended that the transfer agent of the Fund will establish an account on its mutual fund shareholder accounting system to reflect the aggregate ownership by the Plans of shares of the portfolio and all transactions by the Plans involving such shares;

WHEREAS, Vanguard will establish individual accounts on its defined contribution plan record-keeping system reflecting all transactions by or on behalf of participants and beneficiaries under the Plan which result in purchases or redemptions by the Plan of shares of the Portfolio;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto, intending to be legally bound, hereby agree and declare as follows:

Section 1. Appointment as Agent. Vanguard is hereby appointed a limited agent of the Fund solely for the purpose of receiving orders, in accordance with the procedures outlined herein, for the purchases and redemptions by the Plan of shares of the Portfolio. Such purchases and redemptions shall be based on participant-level transactions made by or on behalf of participants and beneficiaries under the Plan which are recorded on Vanguard’s defined contribution plan record-keeping system.

Vanguard shall maintain records for the Plan participants and beneficiaries thereof reflecting all shares of the Portfolio purchased and redeemed by the Plan based on participant-level transactions (including the date and price for all transactions and share balances) and all re-investments by the Plan of dividends and capital gains distributions paid by the Portfolio. Vanguard shall reconcile on each business day all transactions by the Plan involving shares of the Portfolio (including purchases, redemptions and re-investments of dividends and capital gains distributions) with the corresponding participant-level transactions on Vanguard’s defined contribution plan record-keeping system. Notwithstanding Vanguard’s appointment hereunder as limited agent of the Fund to receive orders for the purchases and redemptions by the Plan of shares of the Portfolio, Vanguard shall have no authority under this Agreement or otherwise to act as limited agent of the Fund in respect of or in connection with the distribution of shares of any Portfolio.

Section 2. Operating Procedures. In accordance with the procedures set forth below, Vanguard will act as the limited agent of the Fund to receive orders by the Plans for purchases and redemptions of shares of the Portfolio. In the case of any such purchase or redemption order received by Vanguard on any business day prior to the time the net asset value of shares of the Portfolios are determined (ordinarily the close of regular trading on the New York Stock Exchange at 4:00 p.m. Eastern time), the order shall be accorded a trade date on the Fund’s accounting system that is the date of receipt of the order by Vanguard. In the case of any such purchase or redemption order received by Vanguard on any business day after the time the net asset value of shares of the Portfolio are determined, the order shall be accorded a trade date on the Fund’s accounting system that is the next business day that the New York Stock Exchange is open for trading. Vanguard agrees to provide to the Fund, or its designated agent, advanced notice of any Plan-initiated transactions over $1 million.

(a) Transmission by the Fund of Portfolio Price. The Fund or its designated agent shall transmit to the NSCC (National Securities Clearing Corporation) by 7:00 P.M. Eastern time on each business day the New York Stock Exchange is open for trading a file identifying the net asset value per share (or “Share Price”) of each Portfolio as of the close of trading on that business day.

(b) Transmission by the Fund of Dividend and Capital Gains Information. Upon the declaration of each dividend and each capital gain distribution by the Fund with respect to shares of the Funds, the Fund or its agent shall furnish, or cause to be furnished to, Vanguard information setting forth the date of the declaration of such dividend or distribution, the ex-dividend date, the date of payment thereof, the record date as of which shareholders are entitled to payment, the amount payable per share to the shareholders of record as of that date. The Fund shall provide this information to Vanguard by 7:00 p.m. ET on the ex date. This information shall be transmitted to Vanguard via facsimile and/or email.

(c) Receipt by Vanguard of Participant-Level Transactions. All participant-level transactions shall be received and processed by Vanguard in accordance with its standard transaction processing procedures that apply to all investment options offered under the Plans. Vanguard shall maintain records sufficient to identify the date and time of receipt of all participant-level transactions involving the Portfolios and shall make such records available upon request for examination by the Fund, or its designated representative, at the request of the transfer agent or by appropriate governmental authorities. Under no circumstances shall Vanguard change, alter or manipulate any participant-level transactions received by it in good order.

(d) Transmission by Vanguard of Net Purchase or Redemption Order. Based on the aggregate participant-level transactions for each Plan received by Vanguard on each business day that the New York Stock Exchange is open for trading, Vanguard shall transmit to the Fund or the Fund’s designated agent via the NSCC’s Fund/SERV system, for receipt by the Fund by 6:00 a.m. Eastern time on the following business day, a file containing the net purchase or redemption order by each account of shares of the Portfolios for the preceding business day.

(e) Trade Settlement. In performing its settlement obligations hereunder, Vanguard may settle all Fund/SERV purchases through Participant #5972 in accordance with the procedures and timeframes established under the rules of the NSCC. In performing its settlement obligations hereunder, the Fund may settle all Fund/SERV redemptions through Participant # 3601 in accordance with the procedures and timeframes established under the rules of the NSCC. Nothing herein shall prevent a Fund from delaying or suspending the right of redemption in accordance with the provisions of the Investment Company Act of 1940, as amended, and the rules thereunder.

(f) Confirmation by the Fund of Net Purchases or Redemptions. The Fund shall transmit to Vanguard via Fund/SERV by the established NSCC deadline on each business day that the New York Stock Exchange is open for trading, a confirmation of any purchases or redemptions by the Plans of shares of the Portfolios with a trade date one business day prior.

(g) Manual Transactions. If the parties choose not to use Fund/SERV, if there are technical problems with Fund/SERV, or if the parties are not able to transmit or receive information through Fund/SERV, the following shall apply:

(i) Based on the aggregate participant-level transactions for each Plan received by Vanguard on each business day that the New York Stock Exchange is open for trading (“Trade Date”), Vanguard shall transmit to the Fund via electronic transmission, telephone, or facsimile (or by such other means as the parties to this Agreement may agree, for receipt by the Fund by 8:00 a.m. Eastern time on the following business day (“Trade Date +1”), containing the net purchase or redemption order by each account of shares of the Portfolios for the preceding business day.

(ii) In the case of a manual net purchase order for a Plan, Vanguard shall remit to the Fund the requisite funds to cover such order by Federal Funds wire by 3:00 p.m. Eastern time on Trade Date + 1. In the case of a manual net redemption order for a Plan, the Fund shall remit to Vanguard the requisite funds to cover such order by Federal Funds wire by 4:00 p.m. Eastern time on Trade Date +1; provided that the Fund is entitled to remit proceeds in accordance with the terms of the Fund’s prospectus.

(h) Bi-Monthly Position File by the Fund. The Fund shall provide to Vanguard each 1st and 3rd Friday a Networking Position File, containing activity summary and share balance of the Fund in the omnibus account for the preceding two weeks.

(i) Processing Adjustments. In the event of an error or delay related to the procedures outlined in this Section 2 caused by the Fund including those that breach the Fund’s NAV correction thresholds, the Fund shall make any adjustments on the Fund’s accounting system, as appropriate in accordance with the Fund’s NAV correction policy, necessary to correct such error or delay and shall reimburse the Plan and Vanguard for any losses or reasonable costs (which can be demonstrated as resulting from the error or delay) incurred directly as a result of the error or delay. In the event of an error or delay related to the procedures outlined in this Section 2 which is caused by Vanguard, or by any administrator or representative of the Plans, the Fund shall make any adjustments on the Fund’s accounting system as appropriate in accordance with the Fund’s NAV correction policy, necessary to correct such error or delay provided that the Portfolio and the Fund shall be reimbursed by Vanguard or the Plan for any losses or reasonable costs incurred directly as a result of the error or delay. In the event of any such adjustments on the Fund’s accounting system, Vanguard shall make the corresponding adjustments on its defined contribution plan record-keeping system. Vanguard and the Fund, respectively, each agree to provide the other prompt notice of any errors or delays of the type referred to in this Section 2(i) and to use reasonable efforts to take such action as may be appropriate to avoid or mitigate any such costs or losses. For the avoidance of doubt, the Fund will only make adjustments to the NAV in accordance with the Fund’s NAV Correction Policy and not at the request of Vanguard or a participant.

Section 3. NETWORKING Agreement. Vanguard and the Fund agree to be bound by the terms of the NSCC NETWORKING Agreement. Vanguard and the Fund hereto agree that they will fulfill their obligation within respect to account maintenance through NETWORKING Matrix Level ZERO (Trust Processing). The parties agree to perform any and all duties, functions, procedures and responsibilities assigned to it under this Agreement and as otherwise established by the NSCC. The foregoing activities will be conducted in compliance with all applicable laws, rules and regulations, including the NSCC Rules and Procedures; provided, however that in the event of a conflict between the provisions of this Agreement and any NSCC Rule or Procedure, this Agreement will control.

Section 4. Contingency Procedures – Share Price Transmission. Vanguard and the Fund shall enact the following contingency procedures to protect Vanguard, the Fund and the participants and beneficiaries of the Plans from any significant investment loss or market exposure attributable to transmission failure between the parties.

(a) The Fund shall contact Vanguard by 7:00 P.M. Eastern time via email to IBTS_Outside_Funds@Vanguard.com regarding any delay in the Share Price.

Section 5. Fund Communications. The Fund shall supply Vanguard with the following materials and information with respect to the Portfolio, which Vanguard shall furnish or make available where appropriate or required by applicable law to fiduciaries, participants and beneficiaries under the Plan:

(a) Portfolio Prospectuses, Annual Reports and Proxy Materials. The Fund or, as appropriate, the transfer agent of the Fund, shall supply to Vanguard upon request reasonably sufficient supplies of current prospectuses, shareholder reports, and proxy statements and related materials for the Portfolio. Vanguard agrees to use reasonable efforts to obtain consent to allow for the electronic delivery of the aforementioned prospectus and shareholder report documents. Vanguard shall be responsible for the timely delivery of all prospectuses, shareholder reports, and proxy statements and related materials to participants and beneficiaries under the Plan to the extent necessary to satisfy the U.S. Department of Labor’s final regulation under section
404(c) of the Employee Retirement Income Security Act of 1974 (29 CFR §2550.404c-1) or other applicable law, or as specifically required under the Plan or requested by the fiduciaries for the Plan.

(b) Advance Information. From time to time, the Fund may implement policy changes that affect Vanguard’s performance of recordkeeping for the Plan. In order to allow Vanguard a reasonable amount of time to make any necessary adjustments to its recordkeeping systems, the Fund shall communicate such policy changes to Vanguard at the same time that all shareholders and other service providers of the Fund are notified of the change.

(c) Fund Toll-Free Number. It is understood by the parties that Vanguard licensed representatives will discuss with participants and beneficiaries under the Plan the investment objectives and policies of the Portfolio, solely as set forth in the current Portfolio prospectus, and the recent investment performance of the Portfolio based solely on the information supplied by the Fund. To the extent that participants or beneficiaries under the Plan request additional information with respect to the Portfolio, the Fund shall supply a toll-free telephone number which the Plan participants and beneficiaries may use to request such additional information from an appropriate representative of the Fund.

(d) Participant Communications Materials. It is understood by the parties that, based on the current prospectus for the Portfolio and the information supplied by the Fund, Vanguard may prepare communications or disclosure materials for participants and beneficiaries under the Plan which describe the Portfolio in the same format as that used for the other investment options offered under the Plan.

(e) Other Portfolio Information. The Fund agrees to supply Vanguard with any information which may have or explain a significant impact on the performance of the Portfolio in the same manner and time frame in which such information is made available to shareholders of that Portfolio.

Section 6. Vanguard Fees. In consideration of the accounting, recordkeeping and administrative services to be provided by Vanguard under this Agreement, the Fund shall pay Vanguard an annual fee as set forth in Exhibit A (the “Annual Rate”) of the Plan assets invested in each Portfolio. Vanguard’s fees shall be paid quarterly and shall be calculated separately for each Portfolio under each Plan. The fees for each calendar quarter shall be the product of (i) the average daily balance of all Plan assets invested in each Portfolio during the applicable calendar quarter, multiplied by (ii) the number of calendar days in the applicable calendar quarter, multiplied by (iii) the quotient of the Annual Rate divided by 365 days (366 days in a leap year). Vanguard shall notify the Fund in writing of the amount due and payable hereunder, and shall provide such documentation supporting its calculation as may be reasonably requested by the Fund. Unless the Fund objects in writing, the Fund shall pay such fee, via wire, to Vanguard within 30 days after receiving notice from Vanguard of the amount due and payable. The parties hereto acknowledge that any fees paid by the Fund under this Agreement are for accounting, recordkeeping and administrative services only and do not constitute payment in any manner for investment advisory or distribution related services.

Section 7. Cross-Indemnification of Parties. The Fund shall not be held responsible and Vanguard shall indemnify and hold the Fund and its officers, directors, employees, agents, and persons, if any, who control them within the meaning of the Securities Act of 1933, as amended, harmless from and against any and all reasonable losses, damages, costs, charges, counsel fees, payments, expenses, and liability arising out of or attributable to: (i) Vanguard’s lack of good faith, negligence, or willful misconduct in carrying out its duties and responsibilities under this Agreement; (ii) any breach by Vanguard of any material provision of this Agreement; or (iii) any breach by Vanguard of any representation, warranty, or covenant made in this Agreement. Neither Vanguard nor its affiliates shall be held responsible and the Fund shall indemnify and hold Vanguard and its affiliates and their officers, directors, employees, and agents harmless from and against any and all reasonable losses, damages, costs, charges, counsel fees, payments, expenses, and liability arising out of or attributable to: (i) the Fund’s lack of good faith, negligence, or willful misconduct in carrying out its duties and responsibilities under this Agreement; (ii) any breach by the Fund of any material provision of this Agreement; or (iii) any breach by the Fund of any representation, warranty, or covenant made in this Agreement.

Section 8. Confidentiality. All information, books, records, and data supplied by one party to the other in connection with the negotiation or carrying out of the Agreement are and shall remain the property of the party supplying such information, books, records, or data and shall be kept confidential by the other party except as may be required by law.

Section 9. Amendment or Termination of Agreement. Vanguard and the Fund may agree in writing to amend this Agreement at any time in whole or in part. Either Vanguard or the Fund may terminate this Agreement upon thirty (30) days written notice to the other party (which notice may be waived by the other party). This Agreement shall automatically terminate upon written notice to Vanguard or the Fund of the termination of Vanguard as a service provider to the Plan; the discontinuance of the Portfolio as an investment option offered under the Plan; if, at any time, the authorizations, licenses, qualifications or registrations required to be maintained by Vanguard or the Fund in connection with the performance of their duties hereunder shall lapse or cease to remain in full force and effect; or if, due to changes in the laws or for other reasons, any action to be taken or service to be provided hereunder should become unlawful.

Section 10. Representations and Warranties. Vanguard and the Fund, respectively, each represent that it has obtained and shall maintain all authorizations, licenses, qualifications or registrations of any governmental body required of it in connection with this Agreement and the registrations are and will remain in full force and effect during the term of this Agreement.

Section 11. Restrictions on Market Timing. Vanguard will apply the Frequent Trading Policy attached hereto as Exhibit B, as amended from time to time, to Plan participants investing in Portfolio shares. Vanguard will copy any material amendments to the policy to the Fund.

Section 12. Anti-Money Laundering. Each party hereto agrees to establish and maintain policies and procedures applicable to it if required by federal, state or local law to detect and prevent money laundering, including those required by the United and Strengthening America Act by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA Patriot Act”). Each party further agrees to cooperate and share information with the other to the extent required by law to facilitate implementation of each other’s anti-money laundering program. If, under the Fund’s anti-money laundering program, a series determines at any time that activity of a Plan is suggestive of money laundering, the series may restrict further purchases in the series, close the Account, and notify the appropriate authorities upon advance notification to Vanguard.

In witness whereof, the parties hereto have caused this Agreement to be executed on their behalf by their duly authorized officers as of the day and year first above written.

Attest:	THE VANGUARD GROUP, INC.

By: /s/ Rosemary D. Gundman Principal

Attest:	GMO SERIES TRUST*, on behalf of the series set forth in Exhibit A separately and not jointly

By: /s/ Megan Bunting
Title: Vice President and Assistant Clerk

*	GMO Series Trust is a Massachusetts business trust and copy of the Agreement and Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts. Notice is hereby given that this Agreement is executed on behalf of the Trustees of GMO Series Trust as Trustees and not individually, and that the obligations of or arising out of this Agreement with respect to each series of GMO Series Trust are not binding upon any of the Trustees or shareholders individually, but are binding upon the assets and property of that series.

Exhibit A

FUND	Share Class	CUSIP #	12b-1 Fee
GMO Benchmark Free Allocation Series Fund R4	R4	380131417	25
GMO Benchmark Free Allocation Series Fund R5	R5	380131391	10
GMO Benchmark Free Allocation Series Fund R6	R6	380131383	0
GMO Core Plus Bond Series Fund R4	R4	380131649	25
GMO Core Plus Bond Series Fund R5	R5	380131631	10
GMO Core Plus Bond Series Fund R6	R6	380131623	0
GMO Emerging Countries Series Fund R4	R4	380131672	25
GMO Emerging Countries Series Fund R5	R5	380131664	10
GMO Emerging Countries Series Fund R6	R6	380131656	0
GMO Foreign Fund Series Fund R4	R4	380131714	25
GMO Foreign Fund Series Fund R5	R5	380131698	10
GMO Foreign Fund Series Fund R6	R6	380131680	0
GMO Global Asset Allocation Series Fund R4	R4	380131441	25
GMO Global Asset Allocation Series Fund R5	R5	380131433	10
GMO Global Asset Allocation Series Fund R6	R6	380131425	0
GMO Global Equity Allocation Series Fund R4	R4	380131474	25
GMO Global Equity Allocation Series Fund R5	R5	380131466	10
GMO Global Equity Allocation Series Fund R6	R6	380131458	0
GMO International Bond Series Fund R4	R4	380131615	25
GMO International Bond Series Fund R5	R5	380131599	10
GMO International Bond Series Fund R6	R6	380131581	0
GMO International Developed Equity Allocation Series Fund R4	R4	380131375	25
GMO International Developed Equity Allocation Series Fund R5	R5	380131367	10
GMO International Developed Equity Allocation Series Fund R6	R6	380131359	0
GMO International Equity Allocation Series Fund R4	R4	380131516	25
GMO International Equity Allocation Series Fund R5	R5	380131490	10
GMO International Equity Allocation Series Fund R6	R6	380131482	0
GMO Quality Series Fund R4	R4	380131409	25
GMO Quality Series Fund R5	R5	380131508	10
GMO Quality Series Fund R6	R6	380131607	0
GMO U.S. Core Equity Series Fund R4	R4	380131102	25
GMO U.S. Core Equity Series Fund R5	R5	380131201	10
GMO U.S. Core Equity Series Fund R6	R6	380131300	0

Exhibit B

VANGUARD FREQUENT TRADING POLICY

For Participants in Employer- Sponsored Defined Contribution Plans for which

Vanguard provides Recordkeeping Services through its

Institutional Retirement Plan Services1

Frequent Trading Policy

Plan participants who exchange2 any amount out of a mutual fund must wait 60 calendar days before exchanging back into the same mutual fund. This frequent trading policy will not apply to the following:

•	Money-market and short-term bond mutual funds

•	Purchases of shares with participant payroll or employer contributions or loan repayments

•	Purchases of shares with fund dividends or capital gain distributions

•	Distributions, loans, and in-service withdrawals from a plan

•	Redemptions of shares as part of a plan termination or at the direction of the plan

•	Redemptions of shares to pay fund or account fees

•	Share or asset transfers or rollovers

•	Re-registrations of shares

•	Transaction requests submitted by mail. (Transactions submitted by fax or wire are not mail transactions and are subject to the policy.)

•	Conversions of shares from one class to another in the same fund

Reallocation and rebalancing transactions completed by Plan participants, investment advisors or investment advisory services will not be exempt from the frequent trading policy. 3

[1]	Different applications of the frequent trading policy may apply for mutual fund shares held in participant directed brokerage accounts offered through the Plan.
[2]	The term “exchange” refers to a transaction in which proceeds from a redemption of fund shares in a Plan are used to purchase another investment offered within the Plan.
[3]	Automated transactions executed during the first six months of a participant’s enrollment in the Vanguard Managed Account Program will be exempt from the frequent-trading policy.